THE LAW OFFICE OF JILLIAN SIDOTI

 38730 Sky Canyon Drive, Suite A
 Murrieta, CA 92563
 P: (323) 799-1342
 F: (951) 224-6675
 jillian@jilliansidoti.com
 www.jilliansidoti.com

December 5, 2012

Re: Tarheel Billboard Inc.
Registration Statement on Form S-1
Filed September 7, 2012
File No. 333-183781

Dear Mr. Spirgel-

Please find the answers to your comment below.

Note 2. Summary of Significant Accounting Policies, page F-14
Basis of Presentation, page F-14

1.
Please disclose that the interim financial statements include all adjustments that, in your opinion, are necessary in order to make the financial statements not misleading.  See instruction 2 to Rule 8-03 of Regulation S-X

Our auditor added the following:

Interim Financial Statements

The financial statements of  Tarheel Billboard, Inc (the “Company”) as of July 31, 2012 , and the statements of operations, and cash flows for the period from July 10, 2012  (inception) to July 31, 2012 has been presented in an interim basis .

However, in the opinion of management, such information includes all adjustments (consisting only of normal recurring adjustments) which are necessary to properly reflect the financial position of the Company as of September 30, 2012, and the results of operations for the period aforementioned.

Certain information and notes normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted, although management believes that the disclosures are adequate to make the information presented not misleading. Interim period results are not necessarily indicative of the results to be achieved for an entire year. These financial statements should be read in conjunction with the annual financial statements and notes to financial statements.
Thank you for your time. Please let us know when we might request acceleration, if possible.

Sincerely,

Jillian Sidoti
Counsel